

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2018

By E-Mail

Andrew D. Hudders, Esq.
Golenbock Eiseman Assor Bell & Peskoe LLP
711 Third Avenue – 17th Floor
New York, NY 10022

> **Re: ClearSign Combustion Corporation**
> **Preliminary Proxy Statement filed Anthony DiGiandomenico**
> **Filed on November 9, 2018**
> **File No. 001-35521**

Dear Mr. Hudders:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement

1.   Please provide us your analysis of whether MDB Capital Group LLC and Richard Deutsch are participants in your solicitation. See Instruction 3 to Item 4 of Schedule 14A for guidance.

2.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for your statement that "…the company has been underperforming and is not taking advantage of its resources and opportunities under the current Board and management."

3.   Please clarify on page 2 the meaning of "ineffective pursuit of business opportunities."

4.   Revise your disclosure to generally address whether the replacement of all or a majority of the current directors would have a negative effect on the company. For example, describe whether any members of management would be entitled to receive compensation under any change of control agreement or similar provision in an employment agreement and whether any company obligation would be accelerated.++

5.   With respect to the first full paragraph on page 3, please revise your disclosure to explain whether you are entitled to revise the proposals for an eventual special meeting under Washington law. We may have further comment.

6.   Refer to the fifth full paragraph on page 3. With a view towards revised disclosure, tell us how you are "sure that the Company will try to say that [you] will not have the full percentage of votes to call a meeting if [you deliver] less than 25% but more than 10%." You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

7.   Please tell us the Washington state law that provides for consents to be delivered within seventy (70) days of the record date.

Past Contacts, page 5

8.   Please provide us supplemental support regarding Mr. Tokman's business accomplishments (first full paragraph of page 6) and regarding the email Mr. Bell sent to Mr. DiGiandomenico on October 4, 2018 (second full paragraph of page 6).

Written Request Procedures, page 8

9.   Please tell us the authority upon which you based your disclosure that the proxies may use their proxy authority to apply for a court order that the special meeting be held.

Certain Information Regarding the Solicitation Participant, page 10

10.   We note your disclosure in the last paragraph on page 10. With a view toward revised disclosure, please tell us whether the company paid compensation in excess of $120,000 to MDB Capital Group, since the beginning of the registrant's last fiscal year, and whether MDB Capital Group is an associate of Mr. DiGiandomenico.

Schedule II, page 14

11.   Please update this disclosure.

Form of Proxy Card

12.   Given that the solicitation relates solely to the calling of a special meeting, tell us why you have included the five proposals you may present at an eventual special meeting in the proxy card.

    We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff

    Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions